UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                              TRANSACTION STATEMENT
         UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 13e-3 THEREUNDER

                             COLONIAL HOLDINGS, INC.
         --------------------------------------------------------------
                              (Name of the Issuer)

                             COLONIAL HOLDINGS, INC.
                                  GAMECO, INC.
                            GAMECO ACQUISITION, INC.
                                JEFFREY P. JACOBS
                        RICHARD E. JACOBS REVOCABLE TRUST
         --------------------------------------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                        195746 10 2 Class A Common Stock
                        195746 20 1 Class B Common Stock
         --------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

         --------------------------------------------------------------

Jeffrey P. Jacobs                  Richard E. Jacobs, Trustee  Ian M. Stewart, President and
Chief Executive Officer            25425 Center Ride Road      Chief Financial Officer
Gameco, Inc.                       Cleveland, Ohio 44145       Colonial Holdings, Inc.
Gameco Acquisition, Inc.           (440) 871-4800              10515 Colonial Downs Parkway
1001 North U.S. Highway One, #710                              New Kent, Virginia 23124
Cleveland, Ohio 44113                                          (804) 966-7223
(561) 575-4006

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
                                       and
            Communications on Behalf of the Persons Filing Statement)
         --------------------------------------------------------------

                                   COPIES TO:
Edward G. Ptaszek, Jr., Esq.  James L. Weinberg, Esq.             Robert L. Ruben, Esq.
Robert A. Weible, Esq.        Hirschler, Fleischer, Weinberg,     Edward A. Friedman, Esq.
Baker & Hostetler LLP         Cox & Allen                         Ruben & Aronson, LLP
1900 East 9th Street          701 East Byrd St.                   3299 K Street, N.W. -- Suite 403
Cleveland, Ohio  44114        Federal Reserve Bank Bldg. Fl. 15   Washington, D.C.  20007
(216) 621-0200                Richmond, VA 23219                  (202) 965-3600


This  statement  is  filed  in  connection  with  (check  the  appropriate box):

a.     /x/     The  filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     / /     The  filing of a registration statement under the Securities Act of  1933.

c.     / /     A  tender  offer.

d.     / /     None  of  the  above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                            CALCULATION OF FILING FEE

                 Transaction valuation*     Amount of filing fee
                      $4,733,929                  $947.00

     * For purposes of calculating the filing fee only. The transaction applies to an aggregate of 4,071,072 shares of Class A Common Stock (including 175,850 options to purchase Class A Common Stock), $0.01 par value and 232,500 shares of Class B Common Stock (the "Common Stock"), of Colonial Holdings, Inc., calculated as follows: 5,226,072 shares of Class A Common Stock issued and outstanding less 1,155,000 shares of Class A Common Stock then owned by Gameco, Inc. ("Gameco") or any affiliate of Gameco and 2,242,500 shares of Class B Common Stock issued and outstanding less 2,010,000 shares of Class B Common Stock then owned by Gameco or any affiliate of Gameco. The proposed maximum aggregate value of the transaction is $4,733,929 calculated as follows: the product of (a) 4,303,572 shares of Common Stock and (b) $1.10. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.
 .


         --------------------------------------------------------------

/x/ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount  Previously  Paid:  $947.00
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Colonial Holdings, Inc.
Date  Filed:  July  12,  2001

                                  INTRODUCTION

     This Schedule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Colonial Holdings, Inc. ("Colonial") with the Securities and Exchange Commission (the "Commission") on July 12, 2001 of a preliminary proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of Colonial's shareholders. At such meeting, Colonial's shareholders will be asked to vote to adopt and approve an Agreement and Plan of Merger, dated as of June 11, 2001 (the "Merger Agreement"), by and between Colonial, Gameco Acquisition, Inc. ("Acquisition"), a Virginia corporation, Gameco, Inc. ("Gameco"), a Delaware corporation, and Jeffrey P. Jacobs. Under the Merger Agreement, Acquisition will be merged with and into Colonial and Colonial will be the surviving corporation. Gameco is the sole shareholder of Acquisition. As a result of the merger, Colonial will become a wholly owned subsidiary of Gameco and Colonial's shareholders (other than Gameco, Acquisition, CD Entertainment Ltd. and their affiliates) will be entitled to receive $1.10 per share in cash for their shares of Colonial common stock.

     The ownership structure of Gameco consists of a 50% interest held by Jeffrey P. Jacobs, Chairman, Chief Executive Officer, and principal shareholder of Colonial, and a 50% interest held by the Richard E. Jacobs Revocable Trust (the "Trust"). Mr. Jacobs and the Trust are current owners of CD Entertainment, Ltd. which owns approximately 43.5% of Colonial's outstanding common stock. Upon consummation of the merger, Jeffrey P. Jacobs and the Trust will own equally all of the voting equity securities of Gameco and Gameco will own all of the common stock of Colonial.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all attachments thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all attachments thereto, is hereby expressly incorporated by reference and the responses to each item of this
Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the attachments thereto.



     ITEM  1.  SUMMARY  TERM  SHEET.

     The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Merger" and "Summary Term Sheet" is incorporated herein by reference.

     ITEM  2.  SUBJECT  COMPANY  INFORMATION.

     (a) The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

     (b)-(d) The information set forth in the section of the Proxy Statement entitled "Price Range of Common Stock and Dividends" is incorporated herein by reference.

     (e)  Not  applicable.

     (f)  Not  applicable.

ITEM  3.  IDENTITY  AND  BACKGROUND  OF  FILING  PERSONS.

     (a) The information set forth in the sections of the Proxy Statement entitled "Directors and Management" and "Summary Term Sheet" is incorporated herein by reference.

     (b) The information set forth in the section of the Proxy Statement entitled "The Parties" is incorporated herein by reference.

     (c) None of Colonial, Gameco, Gameco Acquisition, Jeffrey P. Jacobs, or the Trust (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violation or similar misdemeanor) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for any matter that was dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the filing entities referred to above were organized under the laws of a state of the United States. Richard E. Jacobs and Jeffrey P. Jacobs are citizens of the United States.

     (d)  Not  applicable.

ITEM  4.  TERMS  OF  THE  TRANSACTION.

     (a) The information set forth in the cover page of the Proxy Statement and in the section entitled "The Merger Agreement" is incorporated herein by reference.

     (c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger" is incorporated herein by reference.

     (d) The information set forth in the section of the Proxy Statement entitled "No Dissenters' Rights " is incorporated herein by reference.

     (e)  None

     (f)  Not  applicable.

ITEM  5.  PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AMENDMENTS.

     (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger" and "Certain
     Relationships and Related Transactions" are incorporated herein by reference.

     (e) The information set forth in the sections of the Proxy Statement entitled "The Merger Agreement," is incorporated herein by reference. In addition, the information set forth in Colonial Holdings, Inc.'s Registration Statement filed on Form S-1 in the Section entitled "Registration Rights Agreement" is incorporated herein by reference.

ITEM  6.  PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS.

     (b)-(c) The information set forth in the section of the Proxy Statement entitled "Plans for Colonial if the Merger Occurs," is incorporated herein by reference.

ITEM  7.  PURPOSE(S),  ALTERNATIVES,  REASONS  AND  EFFECTS.

     (a)-(d) The information set forth in the section of the Proxy Statement entitled "Special Factors" is incorporated herein by reference.

ITEM  8.  FAIRNESS  OF  THE  TRANSACTION.

     (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

     (c) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Required Vote" is incorporated herein by reference.

     (d) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

     (e) The information set forth in the section of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

     (f) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

ITEM  9.  REPORTS,  OPINIONS,  APPRAISALS  AND  NEGOTIATIONS.

     (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM  10.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     (a) and (d) The information set forth in the section of the Proxy Statement entitled "Financing of the Merger" is incorporated herein by reference.

     (b)  None.

     (c) The information set forth in the section of the Proxy Statement entitled "Fees and Expenses" is incorporated herein by reference.

ITEM  11.  INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY.

     (a) The information set forth in the section of the Proxy Statement entitled "Securities Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (b)  None.

ITEM  12.  THE  SOLICITATION  OR  RECOMMENDATION

     (d) and (e) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger," and "Special Factors -- Position of Gameco, Gameco Acquisition, and Jeffrey P. Jacobs as to the Fairness of the Merger" is incorporated herein by reference.

ITEM  13.  FINANCIAL  STATEMENTS.

     (a)(1) The financial statements set forth in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, are incorporated herein by reference.

     (2) The information set forth in the Quarterly Report on Form 10-Q filed by Colonial for the Period Ended March 31, 2001, is incorporated herein by reference.

     (3)-(4) The information set forth in the section of the Proxy Statement entitled "Selected Consolidated Financial Data of Colonial" is incorporated herein by reference.

     (b) The information set forth in the section of the Proxy Statement entitled "Unaudited Pro Forma Consolidated Financial Statements of Gameco, Inc." is incorporated herein by reference.

ITEM  14.  PERSONS/ASSETS  EMPLOYED,  RETAINED  COMPENSATED  OR  USED.

     (a) and (b) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Proxy Solicitation" is incorporated herein by reference.

ITEM  15.   ADDITIONAL  INFORMATION.

     Additional information is set forth in the Proxy Statement which is incorporated herein by reference in its entirety.

ITEM  16.  EXHIBITS.

     The  following  are  filed  pursuant  to  Item  1016  of  Regulation  M-A.

     (a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on July 12, 2001, and attached hereto as Exhibit (a)(3).

     (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on July 12, 2001, and Preliminary Proxy Statement attached hereto as exhibit (a)(3).

     (a)(3)    Preliminary  Proxy  Statement,  incorporated  by  reference to
               Schedule 14A filed by Colonial on July 12, 2001 including form of proxy card.

     (a)(4)    Not  applicable.

     (a)(5)    Press  releases  issued  by  Colonial  Holdings,  Inc.,  dated
               March 1,  2001,  March  21,  2001  and  June  11,  2001.

     (b) "Highly Confident" letter delivered by U.S. Bancorp Libra dated June 28, 2001.

     (c)(1) Opinion of BB&T Capital Markets dated June 6, 2001 (included as Attachment II to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

     (c)(2) BB&T Capital Markets' Report delivered in connection with its oral presentation to the Board of Directors.

     (d)(1) Agreement and Plan of Merger dated as of June 11, 2001, by and among Colonial Holdings, Inc., Gameco, Inc., Gameco Acquisition, Inc., and Jeffrey P. Jacobs (included as Attachment I to the preliminary Proxy Statement, which is filed herewith as Exhibit
               (a)(3)).

     (d)(3)    Registration  Rights  Agreement.(1)

     (d)(4) Management Agreement between Colonial Downs, L.P and Virginia Concessions, L.L.C.(2)

     (e)       Not  required.

     (f)       Not  applicable.

     (g)       Not  applicable.


____________________

(1) Incorporated by reference to the Exhibits filed with Colonial Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 333-18295).

(2) Incorporated by reference to the Exhibits filed with Colonial Holdings, Inc.'s 10-Q, dated April 14, 1997

                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                   COLONIAL  HOLDINGS,  INC.



                                   By:  /s/  Ian  M.  Stewart
                                      -----------------------------------------

                                   Name:  Ian  M.  Stewart
                                   Title: President and Chief Financial Officer
                                   Date:  July  12,  2001

                                   GAMECO,  INC.



                                   By:  /s/  Jeffrey  P.  Jacobs
                                      -----------------------------------------

                                   Name:  Jeffrey  P.  Jacobs
                                   Title:  President
                                   Date:  July  12,  2001

                                   GAMECO  ACQUISITION,  INC.



                                   By:  /s/  Jeffrey  P.  Jacobs
                                      -----------------------------------------

                                   Name:  Jeffrey  P.  Jacobs
                                   Title:  President
                                   Date:  July  12,  2001



                                   By:  /s/  Jeffrey  P.  Jacobs
                                      -----------------------------------------
                                   Jeffrey  P.  Jacobs

                                   Date:  July  12,  2001



                                   /s/  R.  E.  Jacobs,  Trust
                                   -----------------------------------------
                                   Richard  E.  Jacobs  Revocable  Trust

                                   Date:  July  12,  2001

                                  EXHIBIT INDEX

Item  No.                         Description
---------                         -----------


     (a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on July 12, 2001, and attached hereto as Exhibit (a)(3).

     (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on July 12, 2001, and Preliminary Proxy Statement attached hereto as exhibit (a)(3).

     (a)(3)    Preliminary  Proxy  Statement,  incorporated  by  reference to
               Schedule 14A filed by Colonial on July 12, 2001 including form of proxy card.

     (a)(4)    Not  applicable.

     (a)(5)    Press  releases  issued  by  Colonial  Holdings,  Inc.,  dated
               March 1,  2001,  March  21,  2001  and  June  11,  2001.

     (b) "Highly Confident" letter delivered by U.S. Bancorp Libra dated June 28, 2001.

     (c)(1) Opinion of BB&T Capital Markets dated June 6, 2001 (included as Attachment II to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

     (c)(2) BB&T Capital Markets' Report delivered in connection with its oral presentation to the Board of Directors.

     (d)(1) Agreement and Plan of Merger dated as of June 11, 2001, by and among Colonial Holdings, Inc., Gameco, Inc., Gameco Acquisition, Inc., and Jeffrey P. Jacobs (included as Attachment I to the preliminary Proxy Statement, which is filed herewith as Exhibit
               (a)(3)).

     (d)(3)    Registration  Rights  Agreement.(1)

     (d)(4) Management Agreement between Colonial Downs, L.P and Virginia Concessions, L.L.C.(2)

     (e)       Not  required.

     (f)       Not  applicable.

     (g)       Not  applicable.


____________________

(1) Incorporated by reference to the Exhibits filed with Colonial Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 333-18295).

(2) Incorporated by reference to the Exhibits filed with Colonial Holdings, Inc.'s 10-Q, dated April 14, 1997